Mail Stop 3720

February 9, 2006

Via U.S. Mail and Fax (510-777-7001)
Mr. Kirk Misaka
Chief Financial Officer
Zhone Technologies, Inc.
7001 Oakport Street
Oakland, CA 94621

 Re: Zhone Technologies, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
   Filed March 16, 2005

Dear Mr. Misaka:

 We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

         /s/ Kyle Moffatt for

        Larry Spirgel
        Assistant Director